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Karin Butler

CEO at Hunniwater by Hunni Co.

Greater Seattle Area

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Hunniwater by Hunni Co.

University of Washington

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460 connections

Experienced Chief Executive Officer with a demonstrated history of working in the consumer goods industry. Strong business development professional skilled in Nonprofit Organizations, Coaching, Sales, Data Analysis, and Entrepreneurship.

Experience



CEO
Hunniwater by Hunni Co.
2013 – Present · 6 yrs
Greater Seattle Area



Owner
Eric's Energy Co.
Jan 2008 – 2012 · 4 yrs



Research Scientist
University of Washington
2000 – 2006 · 6 yrs

Education

University of Washington

University of Wyoming

Skills & Endorsements

Social Media Marketing · 20

Endorsed by **3 of Karin's colleagues at University of Washington**

 Q Search

~~Endorsed by Chuck Cottrell, who is highly skilled at this~~

Entrepreneurship · 18

Brenda Martin and **17 connections** have given endorsements for this skill

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